SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 12b-25

                                                  Commission File Number 1-14168
                                                                         -------
                                                          CUSIP Number:  Pending

                           NOTIFICATION OF LATE FILING

        (Check One): [_] Form 10-K  [_] Form 11-K   [_]Form 20-F   [X] Form 10-Q
[_]Form N-SAR

         For Period Ended:   December 31, 2002
                            ----------------------------------------------------
[_]Transition Report on Form 10-K          [_]   Transition Report on Form 10-Q
[_]Transition Report on Form 20-F          [_]   Transition Report on Form N-SAR
[_]Transition Report on Form 11-K

         For the Transition Period Ended: ______________________________________

         Read attached instruction sheet before preparing form. Please print or type.

         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

         If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:
________________________________________________________________________________
________________________________________________________________________________

                                     PART I
                             REGISTRANT INFORMATION

Full name of registrant    Globix Corporation
                        --------------------------------------------------------

Former name if applicable
________________________________________________________________________________

Address of principal executive office (Street and number)
  139 Centre Street
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City, state and zip code     New York, New York 10013
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                                     PART II
                            RULES 12b-25 (b) AND (c)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate).

                    (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

                    (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form
[_] N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

                    (c) The accountant's statement or other exhibit required by Rule 12b-25 (c) has been attached if applicable.

                                    PART III
                                    NARRATIVE

         State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report or portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

         The Company is in the process of completing the work required to implement the principles of fresh start accounting set forth in American
Institute of Certified Public Accountants Statement of Position No. 90-7 "Financial Reporting by Entities in Reorganization Under the Bankruptcy Code" and, consequently, is unable to file its Quarterly Report on Form 10-Q by the February 14, 2003 deadline. The Company must also provide, in the Quarterly Report on Form 10-Q, certain financial information for certain subsidiaries that have guaranteed its 11% Senior Secured Notes due 2008. Because this information was not previously compiled on a subsidiary basis, it will take extra time to compile the information.

                                     PART IV
                                OTHER INFORMATION

         (1) Name and telephone number of person to contact in regard to this notification

             Gregory P. Leahy, Esq.              (212)           334-8500
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                   (Name)                     (Area Code) (Telephone Number)

         (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                              [_]  Yes   [x] No

Quarterly Report on Form 10-Q for the quarter ended June 30, 2002. Annual Report on Form 10-K for the year ended September 20, 2002.

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                              [x]  Yes   [_] No

         If  so:  attach  an  explanation  of  the  anticipated   change,   both
narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

         The Company emerged from bankruptcy on April 25, 2002. The financial statements to be presented in the Annual Report on Form 10-K will be presented in accordance with the principles of fresh start accounting referred to above. As a result, the Company's financial results for the period ended September 30, 2002 will include two different bases of accounting, one for the period before emergence from bankruptcy and the other for the period following emergence from bankruptcy. The results for the period following emergence from bankruptcy are not comparable to the results for the period prior to emergence from bankruptcy. Until the work required to implement the principles of fresh start accounting is completed, it is not possible to predict the results of the Company's operations for the period following emergence from bankruptcy.

                               Globix Corporation
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                  (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

                                                GLOBIX CORPORATION

Date February 14, 2003                     By   /s/ Robert Dennerlein
     ---------------------------                ------------------------------
                                                Name: Robert Dennerlein
                                                Title: Vice President and
                                                       Corporate Controller